UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2008 THIRD QUARTER RESULTS

UNDER IFRS

•

Group revenues up 0.7% (up 1.5% excluding Infote in Q3’07)

•

Outstanding performance across all mobile units

•

Greek fixed-line operations impacted by aggressive competitive pricing moves

•

Resilient performance from Romanian fixed-line operations

•

Group pro forma OIBDA margin above 38% for first time since Q3’06

•

Strongest quarter in cash flow generation from operations since 2006

ATHENS, Greece – November 26, 2008 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and nine months ended September 30, 2008:

(€ mn except per share data)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	1,638.5	1,627.7	0.7%	4,766.5	4,687.6	1.7%
Operating Income	327.1	319.2	2.5%	854.9	832.3	2.7%
Net Income	201.3	155.5	29.5%	501.7	433.0	15.9%
Basic EPS (€)	0.4107	0.3172	29.5%	1.0236	0.8834	15.9%
OIBDA*	620.3	613.2	1.2%	1,732.9	1,697.1	2.1%
Pro forma** OIBDA	623.8	613.2	1.7%	1,781.2	1,719.2	3.6%
as % of Operating Revenues	38.1%	37.7%	0.4pp	37.4%	36.7%	0.7pp
Cash flow from operations	457.2	343.9	32.9%	1,223.1	1,016.6	20.3%
CAPEX as % of Revenues	13.9%	14.2%	-0.3pp	12.6%	14.9%	-2.3pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€22.1mn in Q1'07 and €12.2mn in Q1'08) and RomTelecom (€29.6mn in Q1'08, €3.0mn in Q2'08 and €3.5mn in Q3'08)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:  “The OTE Group turned out another solid performance in increasingly competitive markets and tense economic conditions.  The Group's resilient top line and healthy profitability in the quarter were largely driven by our continued outperformance in mobile, where all key operating units posted good revenue growth and even stronger profitability improvements.  Cosmote Romania confirmed its operating profitability in the quarter and in the year to date.  Cosmote Greece achieved further share gains thanks to its disciplined approach to all segments of the market.  The strong results from mobile operations more than offset the lackluster quarterly performance in Greek fixed-line, where we are continuing to face competitors whose offering is neither rational nor sustainable.  This led to further line losses this quarter. To contain this churn, we are continuing to roll out new products, to improve quality and reliability as well as marketing communications, and our new organizational structure enables us to better analyze and satisfy customer needs. Profitability in Greek fixed-line operations was impacted this quarter by higher provisions, largely due to the difficulties of certain alternative carriers.  More fundamentally, it is burdened by a heavy legacy cost base, which we are intent on lightening. RomTelecom had another good quarter – a year ago, it was losing lines at an annual rate of nearly 17%, and this has now fallen to 1.6%, as successful developments in broadband and satellite TV strengthens customer loyalty.” Mr. Vourloumis concluded:  “With full control of our mobile operations, stronger management teams in all our activities and the support of a strong partner, Deutsche Telekom, we are well positioned to achieve further improvements in profitability across all our Group units.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the Q3’08 increased by 0.7% compared to Q3’07. This increase mainly reflects the strong performance from mobile operations, as well as higher revenues from leased lines and services rendered, mainly attributable to LLU growth. Excluding revenues contributed by the classified directories operator Infote in Q3’07, OTE Group revenues would have grown by 1.5%.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization increased marginally in the quarter (+0.4%) to reach €1,018.2mn, as increases in Payroll and Other Expenses in all operating entities of the Group were offset by a sharp drop in Cost of Equipment.

- Payroll and Employee Benefits

In Q3’08, Payroll and Employee Benefits totaled €308.2mn, increasing by 2.1% compared to the previous year’s quarter. Payroll and Employee Benefits related to Greek fixed-line and mobile operations were up in the quarter, but the increase was partly offset by lower payroll at RomTelecom, resulting from the implementation of its 2008 headcount reduction program.

- Other Operating Expenses

Other Operating Expenses were up 7.8% to €334.0mn, mainly reflecting higher provisions for doubtful accounts and third-party fees in fixed-line operations.

Operating Income

Group Operating Income increased by 2.5% in the quarter to €327.1mn, as a result of the strong mobile revenue growth.

Depreciation and Amortization

Group Depreciation and Amortization was down 0.3% to €293.2mn in Q3’08.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) increased by 1.7% to €623.8mn in Q3’08. Group pro forma OIBDA margin stood at 38.1%, up 0.4pp from the comparable quarter last year, mainly due to strong mobile performance, notably in Greece and Romania.

Net Income

In the quarter, OTE Group Net Income increased by 29.5% to €201.3mn, including a €17mn capital gain from the sale of OTE’s participation in Lofos Pallini SA. In addition, Net Income growth benefited from the elimination of Cosmote minority interests.

Cash Flow

Cash provided by operating activities increased by 32.9% from Q3’07, amounting to €457.2mn, reflecting improved business profitability. In addition, in Q3’08, OTE incurred an outflow of €9.2mn related to Greek fixed-line redundancy payments to OTE’s Auxiliary pension fund, compared to a total payment of €77.9mn in Q3’07.

Capital Expenditure

Capital expenditure in the third quarter totaled €227.4mn, down 1.5% compared to Q3’07, partly due to lower investments at RomTelecom. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote operations reached approximately €82mn, €24mn and €102mn, respectively.

Debt

As of September 30, 2008, total OTE Group gross debt stood at €6,047.9mn, an increase of 9.4% compared to December 31, 2007, reflecting OTE's increased stake in Cosmote. Net debt amounted to €4,790.1mn, up 13.7% from 2007 year end. During the quarter OTE placed €101.6mn of its cash liquidity into short-term government bonds which, accounting-wise, are not included in Cash and Cash equivalents. Adding this amount to Cash and Cash Equivalents would lower Net debt to €4,688.5mn.  Reflecting the Group’s stated intention of selling Cosmofon, this subsidiary’s cash and cash equivalents have been reclassified under non-current assets held for sale. Compared to the end of Q2’08, net debt was up €182.7mn, reflecting the €367mn dividend payment and strong cash flow generation in the quarter. OTE Group debt outstanding breaks down as follows:

(€ mn)	Sep 30, 2008	Jun 30, 2008	% Change	Dec 31, 2007	% Change
Short-Term:
-Bank loans	4.4	4.8	-8.3%	1,497.4	-99.7%
Medium & Long-term:
-Bonds	5,457.5	5,453.4	0.1%	3,360.4	62.4%
-Bank loans	586.0	605.6	-3.2%	670.0	-12.5%
Total Indebtedness	6,047.9	6,063.8	-0.3%	5,527.8	9.4%
Cash and Cash equivalents	1,263.9	1,456.4	-13.2%	1,316.3	-4.0%
Cash and Cash equivalents incl. in non-current assets held for sale	(6.1)	-	-	-	-
Net Debt	4,790.1	4,607.4	4.0%	4,211.5	13.7%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, million)	Q3’08	Q3’07	% Change
Local	2,227.0	2,357.9	-5.6%
National Long-distance	470.2	444.6	5.8%
International Long-distance	65.1	70.0	-7.0%
Fixed-to-Mobile	451.1	482.0	-6.4%
Special Calls	33.4	46.3	-27.9%
Total Voice traffic	3,246.8	3,400.8	-4.5%
Subscription Dial-up Internet	500.5	957.0	-47.7%

NOTE: All OTE fixed-line data has been reclassified to reflect OTEnet’s absorption within OTE SA; this has no impact on consolidated Group data.

SUMMARY FINANCIAL DATA

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	635.5	673.5	-5.6%	1,920.3	2,004.9	-4.2%
- Basic Monthly Rentals	152.2	170.9	-10.9%	471.1	511.0	-7.8%
- Fixed-to-fixed calls	100.2	114.6	-12.6%	323.7	370.3	-12.6%
- Fixed-to-mobile calls	57.5	66.5	-13.5%	173.5	199.8	-13.2%
- International	54.2	55.2	-1.8%	157.6	147.4	6.9%
- Other	271.4	266.3	2.0%	794.4	776.4	2.3%
Operating Income	73.1	100.2	-27.0%	250.1	247.0	1.3%
Operating income before depreciation and amortization	189.3	225.4	-16.0%	605.5	631.1	-4.1%
as % of Operating revenues	29.8%	33.5%	-3.7pp	31.5%	31.5%	0pp
Voluntary Retirement costs	0.0	0.0	-	12.2	22.1	-44.8%
Pro Forma Operating income before depreciation and amortization	189.3	225.4	-16.0%	617.7	653.2	-5.4%
as % of Operating revenues	29.8%	33.5%	-3.7pp	32.2%	32.6%	-0.4pp
Depreciation & Amortization	116.2	125.2	-7.2%	355.4	384.1	-7.5%

In Q3’08, total fixed-line revenues amounted to €635.5mn, down 5.6% from the comparable quarter in 2007. Revenues from monthly rentals continued to decline, reflecting the loss of PSTN and ISDN lines. The drop in fixed-to-fixed revenues was in line with trends in prior quarters, while fixed-to-mobile revenues were impacted by both lower traffic and lower termination rates. Growth in ADSL revenues continued in Q3’08, though at a slightly slower pace than subscriber growth, due to the tariff reductions implemented in December 2007. Service revenues continued to increase, mainly due to growth in local loop unbundling (LLU). The sharp increase in leased line revenues in Q3’08 fully offset the decline in interconnection charges in the same period.

LLU growth continued in Q3’08. PSTN lines dropped by 9.3% reaching 4.2 million, while the number of ISDN lines (64K) decreased by 5.7% to a total of approximately 1.3 million. As of the end of September 2008, the total Greek ADSL market exceeded 1.5 million subscribers, compared to slightly less than 1.4 million at the end of June 2008. Total OTE ADSL customers exceeded 924,000, and OTE’s retail-only customers continued to increase in the quarter.

Despite particularly low introductory offers by competitors in the quarter, OTE managed to raise its retail market share of new broadband customers compared to the prior quarter. Overall, OTE’s retail share of the broadband market remains comfortably above its 50% target. OTE has been focusing its efforts on improving customer satisfaction and stimulating migration to higher broadband access speeds.

In the Corporate & Business Segment, the success of the “Conn-x@work” solution bringing a wide range of internet services to small and medium-sized businesses continued in the quarter, complemented by the recently introduced “Conn-x@work Plus”, which is the most comprehensive package available on the market.  Of particular significance this quarter was the progress made by the Corporate & Business Segment with large corporations, notably in the banking sector.  OTE won a large number of deals against strong competition from systems integrators for the installation and management of IP VPN networks, thereby cementing relationships with major corporate clients.

In the Residential Customer segment, OTE focused its efforts in the quarter on developing products and bundles aimed at retaining customers and minimizing line losses. However, given aggressive offers by alternative carriers, the Company’s ability to respond effectively is hampered by the lack of pricing flexibility imposed on OTE by the Greek regulatory authority.  A special salesforce has been established to prevent churn and enhance customer retention.  Recently redesigned flat-rate packages are continuing to show satisfactory penetration levels.  The rate of new subscribers to the "Conn-x Talk" packages remained strong in Q3’08, while total subscribers correspond to one-third of all eligible "Conn-x" broadband customers. The soft launch of OTE’s IP TV offering took place on schedule in September, with full commercial launch expected to follow in early 2009.  Despite the limited content available during the testing phase, initial customer response was highly encouraging.

In Q3’08, total operating expenses amounted to €562.4mn, down 1.9% from €573.3mn in Q3’07. Greek fixed-line headcount reached 12,160 at the end of the quarter, as compared to 11,560 at the end of Q3’07, largely reflecting the absorption of OTEnet within OTE. Payroll and employee benefits were up 3.8% to €184.0mn, reflecting salary increases. Other operating expenses stood at €124.3mn, up 8.3% from €114.8mn in Q3’07, driven mainly by third party fees and doubtful accounts. Provisions for bad debts increased in the quarter by 32.3% to €22.1mn, chiefly related to the difficulties experienced by certain alternative carriers.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Total Cosmote
Net adds Q3’08	489,821	35,816	73,846	22,827	603,898	1,226,208
Customers Q3’08	7,410,728	1,315,997	4,019,101	662,592	5,246,423	18,654,841
% YoY Change	24.8%	15.9%	9.9%	22.5%	86.2%	32.4%

SUMMARY FINANCIAL DATA

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	876.2	825.0	6.2%	2,417.7	2,251.0	7.4%
Operating Income	227.6	185.6	22.6%	548.8	476.9	15.1%
Operating income before depreciation and amortization	331.8	281.8	17.7%	855.1	745.4	14.7%
as % of Operating revenues	37.9%	34.2%	3.7pp	35.4%	33.1%	2.3pp
Depreciation & Amortization	104.2	96.2	8.4%	306.2	268.5	14.1%

In Q3’08, the Cosmote Group continued to achieve a strong performance across all its activities, with strong revenue growth – notably in telecommunications services –, acceleration in OIBDA progression and a further sharp jump in EBITDA margin.

Cosmote Romania was a major contributor to growth in the quarter, pursuing the turnaround of its operations and delivering OIBDA of €13.2mn.  As a result, Cosmote Romania was OIBDA positive (€10.6mn) for the first nine months of the year.

In Greece, Cosmote is continuing to improve OIBDA margin while steadily gaining market share and attracting all of the mobile market’s revenue growth. Globul in Bulgaria and AMC in Albania also further improved their OIBDA margins.

Overall, the performance of the Cosmote Group remains robust, with major competitive gains in Greece and Romania and improvements in revenue and OIBDA performance in Bulgaria and Albania. Cosmote estimates that in Q3 it has expanded its subscriber base, revenues and OIBDA faster than its competitors in all four countries. This has been achieved in an environment of ongoing regulatory pressure, rapidly maturing markets and heightened competition from new entrants in Romania, Bulgaria and Albania, and increased pricing tension in all countries.

The Group added a total of 1,226K subscribers during the quarter, driving the customer base to over 18.6 million, a 32.4% increase compared to September 30, 2007. Customer growth was strong in all markets, with Romania up by nearly 604K subscribers and Greece by nearly 490K, despite the maturity of the market. Germanos contributed 68% of the Group’s net adds (excluding Albania) up from 56% in Q3’07, steadily raising its contribution to the Group’s customer origination.

Greece – Cosmote

Cosmote gained the majority of subscriber additions in the Greek market, with nearly 490K net additions and 100% of the market’s service revenue growth.  This achievement was accomplished with rising profitability, as OIBDA margin rose by 30 basis points to 44.1%.

Net additions remained at a high level in Q3, as Cosmote continues to gain market share and is a net beneficiary of number portability.  In the quarter, Cosmote Greece added about 50K net new contract subscribers and about 439K net new pre-paid subscribers, bringing the total number of customers at the end of Q3’08 to 7.4 million, a 25% increase compared to one year earlier. Total contract customers at the end of Q3’08 reached 2.2 million (+9.4% y-o-y) while pre-paid customers reached approximately 5.3 million (+32.4% y-o-y). Cosmote’s market share reached 41% in Q3, having gained approximately 2.3 percentage points since the beginning of the year.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	497.7	468.6	6.2%	1,377.4	1,294.5	6.4%
Operating Income	176.8	165.2	7.0%	462.9	426.4	8.5%
Operating income before depreciation and amortization	219.6	205.1	7.1%	589.4	546.7	7.8%
as % of Operating revenues	44.1%	43.8%	0.3pp	42.8%	42.2%	0.6pp

Cosmote revenues rose by 6.2% to €498mn in Q3, while service revenues (excluding sales of handsets and other non-telecom revenues) increased by 6.6%. Among the three mobile operators in Greece, Cosmote was the only one to register positive service revenue growth in the quarter. Cosmote's market leadership has been driven by strong distribution capabilities, superior network – in 2G and, even more significantly, in 3G and HSPA –, and innovative and highly competitive tariff plans.

Voice traffic (outgoing & incoming) during the quarter continued its upward path, increasing by 28%, mainly driven by prepaid outgoing traffic, with total outgoing minutes up by over 36% in Q3’08. As a result, outgoing voice revenues increased by 6.5% compared to Q3’07.

Incoming revenues were up by 0.7%, despite the 7.3% mobile termination rate (MTR) reduction implemented on February 1, 2008.  Incoming revenues now account for just under 19% of total revenues.

Data revenues (which include SMS, MMS, data cards, WAP revenues, and other data revenues from Value Added Services) represented 8.9% of total telecommunication revenues. Following the April 2008 launch of HSDPA@7.2Mbps, Cosmote, still the only operator in Greece offering this speed, relaunched its WAP offering in June, introducing several customized handsets and new services. The Company’s focus on growing data revenues, supported by a significant competitive advantage in network quality in both 3G and HSPA coverage is generating positive signs. Cosmote estimates that it is gaining the majority of market net additions in data modems.

Visitor roaming revenues for the quarter were up 6%, despite the regulatory price cuts.

	9M’07	FY’07	Q1’08	H1’08	9M’08
AMOU, blended (min)	169	170	177	183	184
ARPU, blended (€)	27.9	27.2	24.1	24.2	24.4
Total Customer base	5,939,366	6,268,627	6,528,495	6,920,907	7,410,728

Blended AMOU in 9M’08 increased by 9% to 184 minutes compared to 9M’07, continuing the trend of previous quarters, driven mainly by pre-paid AMOU. Contract AMOU for the period was marginally lower than in the comparative prior year period.

Blended ARPU for 9M’08, at €24.4, declined by approximately 12% compared to 9M’07, similar to previous trends. This is mainly the result of a decline in the prepaid segment, which, in turn, is the outcome of the take up of highly competitive on-net offers. In addition, a small decline in the post paid segment ARPU is mostly due to incoming rate declines and the pick up in data offerings, with, generally, lower ARPU.

Albania – AMC

In Q3’08, AMC pursued its positive and steadily improving performance. It added about 36K net new subscribers, bringing its total customer base at the end of the period to approximately 1.3 million, a 15.9% increase compared to September 30, 2007.

SUMMARY FINANCIAL DATA FOR AMC

	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	53.4	48.5	10.1%	144.7	130.1	11.2%
Operating Income	30.2	24.8	21.8%	76.3	63.0	21.0%
Operating income before depreciation and amortization	35.9	31.0	15.9%	94.0	81.6	15.1%
as % of Operating revenues	67.4%	64.0%	3.4pp	64.9%	62.7%	2.2pp

AMC’s revenues in Q3’08 increased by 10.1% compared to Q3’07, as a result of the steady expansion of its customer base, a 10% increase in traffic and a 29% growth in SMS.

	9M’07	FY’07	Q1’08	H1’08	9M’08
AMOU, blended (min)	60	59	55	55	57
ARPU, blended (€)	14	14	13	13	13
Total Customer base	1,135,447	1,195,183	1,223,295	1,280,181	1,315,997

Blended AMOU for 9M’08 was 57 minutes, while blended ARPU for the same period was €13, down by 7%.

Bulgaria – Globul

During Q3’08 Globul delivered 10.7% revenue growth, maintaining its share in the highly competitive Bulgarian market. Globul’s service revenues increased by 8.4%, driven mostly by contract outgoing revenues (up 12.9%).

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	121.6	109.9	10.7%	331.8	301.2	10.2%
Operating Income	29.5	21.5	37.6%	68.5	55.3	23.9%
Operating income before depreciation and amortization	54.4	44.5	22.1%	140.1	117.9	18.8%
as % of Operating revenues	44.7%	40.5%	4.2pp	42.2%	39.2%	3.0pp

Globul’s OIBDA margin improved sharply in the quarter despite strong growth in the contract customer base, as the Company contained total operating expenses growth to 3.0% with particular emphasis on network expenses, marketing and G&A.

Globul pursues its focus on the post-paid customer segment, adding approximately 105K net new contract subscribers, to bring its contract customer base to 2.0 million, or 48% of the total.  As in previous quarters, pre-paid customers registered a decline of approximately 31K, leading to an overall customer growth of 74K, and a base of 4.0 million subscribers.

	9M’07	FY’07	Q1’08	H1’08	9M’08
AMOU, blended (min)	92	97	103	106	109
ARPU, blended (€)	10	10	9	9	9
Total Customer base	3,657,250	3,872,922	3,877,978	3,945,255	4,019,101

GLOBUL’s blended AMOU for 9M’08 reached 109 minutes, up by about 19%, as a result of increased pre-paid AMOU (up 40%) following commercial initiatives to stimulate usage and the customer base rationalization. Blended ARPU declined by about 6% to just over €9, due to lower post-paid ARPU, resulting from the higher subscriber numbers in this category.

FYROM - Cosmofon

In a maturing operating environment, Cosmofon pursued its positive performance, adding a total of 23K net new customers during Q3’08 to reach a total customer base of 663K at September 30, 2008, a 22.5% increase compared to one year earlier. The share of contract customers in the total subscriber base continued to rise, reaching 23.5% in Q3 from 22% in Q2. Since the award of a 3G license in Q1, Cosmofon has been investing heavily to roll out its 3G network, in addition to other new services, such as fixed telephony, launched in July, with promising early results.

SUMMARY FINANCIAL DATA FOR COSMOFON

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	17.6	17.2	1.9%	47.6	46.4	2.6%
Operating Income/(loss)	0.7	1.9	-64.0%	0.1	2.0	-96.2%
Operating income before depreciation and amortization	5.2	6.1	-15.3%	13.6	14.3	-5.1%
as % of Operating revenues	29.5%	35.5%	-6.0pp	28.5%	30.8%	-2.3pp

The 1.9% increase in revenues in Q3’08 was supported by relatively strong post-paid outgoing revenue growth (+15%), partly offset by a 21% drop in prepaid revenues. Cosmofon's OIBDA in Q3'08 reached €5.2mn for a margin of 29.5%.

	9M’07	FY’07	Q1’08	H1’08	9M’08
AMOU, blended (min)	85	85	87	94	99
ARPU, blended (€)	11	10	9	9	10
Total Customer base	540,861	593,026	618,433	639,765	662,592

As previously announced, Cosmote is in the process of divesting Cosmofon, due to regulatory requirements in FYROM, following the acquisition of a controlling stake in OTE by DT.

Romania – Cosmote Romania

In Q3, with a more than doubling of its revenues, Cosmote Romania has reached critical mass, a level that will enable the Company to generate significant operational leverage and substantially grow profitability. With 604K net new subscribers in the quarter, of which 134K post-paid, Cosmote Romania’s customer base now counts 5.2 million subscribers, of which 18% post-paid. In certain key cities and areas of the country, the Company already ranks second in market share. This strong customer base gives Cosmote Romania a powerful market presence to better exploit on-net communities. Combined with retailing and marketing advantages, as well as a highly efficient network, Cosmote Romania is well positioned to boost revenues and profitability going forward. Since late Q2, the Company has launched several aggressive commercial offerings, aimed at stimulating customer and usage growth, leading to an overall strong market momentum.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	86.6	41.5	108.4%	203.4	105.2	93.4%
Operating Income/(loss)	(6.0)	(24.9)	75.8%	(45.3)	(62.5)	27.5%
Operating income/(loss) before depreciation and amortization	13.2	(8.8)	-	10.6	(27.4)	-
as % of Operating revenues	15.3%	-	-	5.2%	-

Reported blended ARPU for 9M’08 was €5.2, up by 6% compared to H1 2008, still affected by the low pre-paid revenue per user, as the market is dominated by inexpensive on-net offers. Post-paid revenues increased 129% compared to Q3’07, while pre-paid revenues rose by 105%.

	9M’07	FY’07	Q1’08	H1’08	9M’08
ARPU, blended (€)	6	6	5	5	5
Total Customer base	2,818,059	3,616,274	4,238,143	4,642,525	5,246,423

Germanos

Overall, in Q3’08, Germanos contributed 811K net new subscribers to the Group, accounting for 68% of the Group’s net additions (excluding Albania) in the quarter.

Germanos reported revenues of €263.7mn. Of this total, about €65mn are commission-related and €191 million represent sales of products, including €21mn from non-mobile related products, €54mn from handsets, and €108mn from wholesale.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	263.7	260.7	1.2%	750.2	688.4	9.0%
Operating Income	5.3	4.3	22.8%	5.4	15.1	-64.0%
Operating income before depreciation and amortization	9.4	7.6	24.1%	17.2	24.2	-29.0%
as % of Operating revenues	3.6%	2.9%	0.7pp	2.3%	3.5%	-1.2pp

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL DATA

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Revenues	214.0	209.6	2.1%	656.4	649.0	1.1%
Operating Income/(loss)	1.7	7.4	-77.0%	(14.4)	33.1	-
OIBDA	72.0	77.1	-6.6%	196.4	241.6	-18.7%
Pro forma OIBDA*	75.5	77.1	-2.1%	232.5	241.6	-3.8%
as % of Operating Revenues	35.3%	36.8%	-1.7pp	35.4%	37.2%	-1.8pp

Fixed Telephony, Lines				2,975,217	3,024,086	-1.6%

* Excluding impact of RomTelecom employee exit program in Q1'08, Q2’08 and Q3’08

RomTelecom’s operating revenues rose by 2.1% in Q3’08 as the company focused on stabilizing its fixed telephony customer base and growing new services (Broadband, Business Data & TV) to offset revenue erosion in traditional voice services.

These efforts to keep churn under control bore fruit, as RomTelecom recorded a modest loss of fixed lines, of approximately 1.6% compared to the end of September 2007, as compared to a loss of 17% over the prior twelve-month period. RomTelecom posted a significant increase in PSTN usage, particularly long-distance traffic, which was up 27% in Q3’08 as compared to Q3’07), underscoring its growing customer loyalty.

The overall decline in interconnection tariffs, generating a 4% drop of wholesale revenues, could not be fully offset by an 8% rise in wholesale traffic in Q3’08 as compared to the same period in 2007.

Growth in revenues from data services (ADSL, VPN, other broadband services) remained robust, posting a 53% increase in Q3’08 compared to the same period last year. At the end of Q3’08, ADSL lines amounted to 567K, up 325K lines or 135% compared to the level at the end of September 2007.

A combination of attractive pricing and innovative marketing led to solid growth in direct-to-home (DTH) TV service subscribers.  As of September 30, 2008, the total number of DTH customers amounted to 559K, an increase of 268K compared to the year-earlier level. As in prior quarters, the sharp growth in data services and DTH TV customer base triggered a significant increase (+39%) in Sales of merchandises (CPE).

Operating expenses excluding depreciation and amortization for Q3’08 were 7.1% higher than in the comparable 2007 quarter. To keep pace with the highly dynamic local telecommunications market, innovative bundled offers were maintained, leading to a €5mn increase in cost of goods sold, mainly due to CPE. In addition, third-party expenses rose by €4mn, largely due to professional consultancy support to the Company’s corporate transformation programs.

New business lines and new efficiency opportunities are continuously being assessed under RomTelecom’s Corporate Transformation program, which has already delivered a significant headcount reduction of 18% (1,934 people) over the first nine months of 2008.

A major development of the quarter was RomTelecom’s success in winning the tender for the 410 MHz spectrum license in September 2008.  This technology will enable the Company to deploy cost-effective access solutions in areas where there is no copper cable coverage.

4.  EVENTS OF THE QUARTER

OTE ABSORBS OTENET

On July 7, 2008, OTE announced that following the decision of the Deputy Minister of Development, the merger of OTE SA with OTEnet SA, via absorption of the latter by the former, had been approved in accordance with the relevant decisions of the two companies’ Board of Directors and applicable law.

REPEATED ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

On July 9, 2008, OTE held its Repeated 56th Ordinary General Assembly, during which shareholders representing 57.7% of its registered share capital were present. During the meeting, shareholders approved the adoption of a stock option plan for executives of the Company and affiliated companies.

OTE SELLS ITS PARTICIPATION IN LOFOS PALLINI SA

On July 31, 2008, OTE sold its total 33.0% participation in the share capital of Lofos Pallini SA, a real estate development company, to REDS SA for a total consideration of €18.45 million.

OTE SIGNS TWO-YEAR COLLECTIVE LABOR AGREEMENT

On August 6, 2008, OTE announced that a two-year collective agreement had been signed between the company and the unions. The agreement provided for annual weighted average wage increases of approximately 4.6%, while it solved a series of labor-related issues.

APPOINTMENT OF FINANCIAL ADVISORS FOR THE SALE OF COSMOFON

On September 15, 2008, OTE announced that its 100% subsidiary, Cosmote, had appointed N M Rothschild & Sons Ltd and EFG Telesis Finance as financial advisors for the sale of its Cosmofon Mobile Telecommunications AD Skopje subsidiary in FYROM (Former Yugoslav Republic of Macedonia).

5.  SUBSEQUENT EVENTS

EU APPROVAL OF THE PROPOSED ACQUISITION OF OTE BY DT

On October 2, 2008, the European Commission announced that it had approved, under the EU Merger Regulation, the proposed acquisition of the Greek telecommunications operator OTE by the German telecommunications operator Deutsche Telekom.

DT ACQUIRES 3% STAKE IN OTE

On November 10, 2008, Deutsche Telekom AG notified OTE that its participation in OTE SA’s share capital and total voting rights stood at 25.0000004%, which corresponded to 122,537,599 shares and corresponding voting rights. Before this transaction, DT held 21.967% of the share capital and the total voting rights of OTE SA, which amounted to 107,671,713 shares with corresponding voting rights.

6. OUTLOOK

Management expects the trends of the first nine months to continue in the last quarter of the year. The performance from Greek fixed-line operations should continue to be impacted by the challenging competitive environment, while RomTelecom should benefit from lower churn and its leaner cost base. Once again, any slowdown in fixed-line performance should be more that offset by continuing strength in mobile, fuelled by the Cosmote group's superior technology and distribution. While no activity sector should remain immune from the challenging economic environment forecast for 2009, OTE expects to at least match its current level of profitability in the coming year.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and nine months ended September 30, 2008 and 2007 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and nine months ended September 30, 2008 and 2007 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three quarters and nine months ended September 30, 2008 (Under IFRS)

V.

Group Revenues for the three months and nine months ended September 30, 2008 and 2007 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(€ mn)	30 Sep 2008	31 Dec 2007
ASSETS

Non - current assets:
Property, plant and equipment	5,935.9	6,371.4
Goodwill	530.2	541.5
Telecommunication licenses	378.0	396.2
Investments	156.5	158.4
Loans and advances to pension funds	208.1	229.8
Deferred income taxes	92.8	94.6
Other non-current assets	667.8	678.6
Total non - current assets	7,969.3	8,470.5

Current assets:
Materials and supplies	177.1	201.7
Trade accounts receivable	1,224.1	1,172.0
Other current assets	417.5	372.5
Cash and cash equivalents	1,257.8	1,316.3
Total current assets	3,076.5	3,062.5

Non-current assets classified as held for sale	154.7	-

TOTAL ASSETS	11,200.5	11,533.0

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Paid-in surplus	491.9	485.9
Legal reserve	312.1	312.1
Consolidation reserve	(3,310.1)	(2,533.8)
Retained earnings	2,638.8	2,595.8
	1,304.2	2,031.5
Minority interests	923.9	1,023.1

Total equity	2,228.1	3,054.6

Non – current liabilities:
Long-term borrowings	6,007.6	3,947.1
Provision for staff retirement indemnities	245.1	230.3
Cost of voluntary retirement scheme	224.5	217.5
Provision for Youth Account	264.3	273.5
Other non – current liabilities	242.6	233.6
Total non – current liabilities	6,984.1	4,902.0

Current liabilities:
Trade accounts payable	833.4	931.5
Short-term borrowings	4.4	1,497.4
Short-term portion of long-term borrowings	35.9	83.3
Income tax	93.3	83.0
Deferred revenue	212.8	189.2
Dividends payable	3.9	4.0
Cost of voluntary retirement scheme	166.5	200.2
Other current liabilities	625.8	587.8
Total current liabilities	1,976.0	3,576.4

Liabilities directly associated with non-current assets classified as held for sale	12.3	-

TOTAL EQUITY AND LIABILITIES	11,200.5	11,533.0

Movement in OTE Group Shareholders’ equity

2008

Shareholders' equity, January 1	3,054.6
Profit for the period	503.0
Dividends declared	(367.6)
Net change of interest in subsidiaries	(842.1)
Other movements	(119.8)
(826.5)

Shareholders' equity, September 30	2,228.1

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and nine months ended September 30, 2008 and 2007 (€ mn)

	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	442.2	497.1	-11.0%	1,370.5	1,540.4	-11.0%
International Telephony	69.4	79.7	-12.9%	219.1	227.8	-3.8%
Mobile Telephony	671.4	595.9	12.7%	1,834.2	1,641.2	11.8%
Other revenues	455.5	455.0	0.1%	1,342.7	1,278.2	5.0%
Total Revenues	1,638.5	1,627.7	0.7%	4,766.5	4,687.6	1.7%

Operating Expenses:
Payroll and employee benefits	(308.2)	(301.8)	2.1%	(928.4)	(921.1)	0.8%
Cost of early retirement programs	(3.5)	-	-	(48.3)	(22.1)	118.6%
Charges from international operators	(49.8)	(57.5)	-13.4%	(143.3)	(162.0)	-11.5%
Charges from domestic telephony operators	(168.7)	(167.8)	0.5%	(484.0)	(486.8)	-0.6%
Depreciation and amortization	(293.2)	(294.0)	-0.3%	(878.0)	(864.8)	1.5%
Cost of telecommunications equipment	(154.0)	(177.6)	-13.3%	(464.3)	(475.7)	-2.4%
Other operating expenses	(334.0)	(309.8)	7.8%	(965.3)	(922.8)	4.6%
Total Operating Expenses	(1,311.4)	(1,308.5)	0.2%	(3,911.6)	(3,855.3)	1.5%

Operating income before financial results	327.1	319.2	2.5%	854.9	832.3	2.7%

Financial results:
Interest income	20.5	17.9	14.5%	60.5	58.3	3.8%
Interest expense	(88.4)	(57.0)	55.1%	(254.6)	(163.8)	55.4%
FX gain/(loss), net	2.7	(22.0)	-	9.8	0.7	-
Financial net	(65.2)	(61.1)	6.7%	(184.3)	(104.8)	75.9%
Dividends	-	-	-	12.1	16.4	-26.2%
Gains from investments	16.0	2.0	-	33.2	14.8	124.3%
	(49.2)	(59.1)	-16.8%	(139.0)	(73.6)	88.9%

Profit before income taxes	277.9	260.1	6.8%	715.9	758.7	-5.6%

Income taxes	(72.3)	(68.5)	5.5%	(212.9)	(216.9)	-1.8%

Profit for the period	205.6	191.6	7.3%	503.0	541.8	-7.2%

Attributable to:
Equity holders of the parent	201.3	155.5	29.5%	501.7	433.0	15.9%
Minority interest	4.3	36.1	-88.1%	1.3	108.8	-98.8%
	205.6	191.6	7.3%	503.0	541.8	-7.2%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Commission to dealers	63.9	60.0	6.5%	184.5	164.2	12.4%
Repairs, maintenance, cost of materials	54.0	51.0	5.9%	154.3	152.5	1.2%
Provision for doubtful accounts	35.1	26.8	31.0%	83.0	70.7	17.4%
Advertising	48.1	46.1	4.3%	146.3	147.5	-0.8%
Taxes other than income taxes	12.2	13.3	-8.3%	43.3	42.4	2.1%
Other	120.7	112.6	7.2%	353.9	345.5	2.4%
TOTAL	334.0	309.8	7.8%	965.3	922.8	4.6%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three quarters and nine months ended September 30, 2008 (€ mn)

	Q1’08	Q2’08	H1’08	Q3’08	9M’08
Cash Flows from Operating Activities:
Profit before taxes	190.5	247.5	438.0	277.9	715.9
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	294.3	290.5	584.8	293.2	878.0
Cost of early retirement program	41.8	3.0	44.8	3.5	48.3
Provisions	46.9	45.6	92.5	59.1	151.6
Investments and financial income/loss	(38.1)	(38.3)	(76.4)	(39.2)	(115.6)
Amortization of advances to pension funds	8.8	8.8	17.6	8.8	26.4
Interest expense	87.1	79.1	166.2	88.4	254.6

Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	4.4	5.3	9.7	12.8	22.5
Decrease/(increase) in trade receivables	(126.1)	(43.5)	(169.6)	(29.9)	(199.5)
(Decrease)/increase in liabilities	(150.9)	(18.2)	(169.1)	(56.9)	(226.0)
Minus:
Interest paid	(28.5)	(62.8)	(91.3)	(80.7)	(172.0)
Income taxes paid	(7.7)	(73.6)	(81.3)	(79.8)	(161.1)
Net Cash provided by Operating Activities	322.5	443.4	765.9	457.2	1,223.1

Cash Flows from Investing Activities:
Acquisition of subsidiary/financial assets or associate, net of cash acquired	(762.9)	(86.0)	(848.9)	(80.5)	(929.4)
Loans granted	-	(0.3)	(0.3)	(1.0)	(1.3)
Purchase of property, plant and equipment or intangible assets	(139.0)	(236.0)	(375.0)	(227.4)	(602.4)
Proceeds from sale of investment	-	5.1	5.1	19.1	24.2
Interest received	10.0	16.4	26.4	19.4	45.8
Dividends received	-	4.9	4.9	-	4.9
Net Cash used in Investing Activities	(891.9)	(295.9)	(1,187.8)	(270.4)	(1,458.2)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for increase of subsidiary's share capital	16.9	-	16.9	-	16.9
Proceeds from long-term and short-term borrowings	2,700.0	1.3	2,701.3	1.1	2,702.4
Repayment of long-term and short-term borrowings	(2,100.8)	(54.6)	(2,155.4)	(13.2)	(2,168.6)
Dividends paid	(0.1)	(0.7)	(0.8)	(367.2)	(368.0)
Net Cash provided/(used in) by Financing Activities	616.0	(54.0)	562.0	(379.3)	182.7

Net Increase/(Decrease) in Cash and Cash Equivalents	46.6	93.5	140.1	(192.5)	(52.4)
Cash and Cash equivalents at beginning of period	1,316.3	1,362.9	1,316.3	1,456.4	1,316.3
Cash and Cash equivalents included in non-current assets held for sale	-	-	-	(6.1)	(6.1)
Cash and Cash Equivalents at end of period	1,362.9	1,456.4	1,456.4	1,257.8	1,257.8

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and nine months ended September 30, 2008 and 2007 (€ mn)

	Q3’08	Q3’07	% Change	9M’08	9M’07	% Change
Domestic Telephony:
Basic monthly rentals	225.6	247.5	-8.9%	691.1	750.5	-7.9%
Local and long distance calls
-Fixed to fixed	111.1	130.3	-14.7%	361.2	433.7	-16.7%
-Fixed to mobile	81.3	96.4	-15.7%	246.7	288.2	-14.4%
	192.4	226.7	-15.1%	607.9	722.0	-15.8%
Other	24.2	22.9	5.8%	71.5	68.0	5.1%
Total Domestic Telephony	442.2	497.1	-11.0%	1,370.5	1,540.4	-11.0%

International Telephony:
International traffic	23.5	27.6	-14.9%	70.8	82.6	-14.3%
Payments from mobile operators	15.7	14.9	5.4%	43.3	37.1	16.7%
	39.2	42.5	-7.8%	114.1	119.7	-4.7%
Payments from International operators	30.2	37.2	-18.8%	105.0	108.1	-2.9%
Total International Telephony	69.4	79.7	-12.9%	219.1	227.8	-3.8%

Mobile Telephony	671.4	595.9	12.7%	1,834.2	1,641.2	11.8%

Other Revenues:
Pre-paid cards	14.7	20.5	-28.3%	39.7	60.2	-34.1%
Directories	0.7	14.0	-95.0%	3.7	42.3	-91.3%
Leased lines and data communications	91.2	67.2	35.7%	254.5	198.9	28.0%
ISDN, connection & monthly charges	36.5	40.1	-9.0%	111.2	123.9	-10.3%
Sales of telecommunication equipment	153.2	185.4	-17.4%	461.2	477.5	-3.4%
Internet services-ADSL	57.2	57.0	0.4%	170.9	160.1	6.7%
Metroethernet & IP CORE	5.9	3.1	90.3%	15.2	7.7	97.4%
Services rendered	25.2	10.0	152.0%	76.1	47.9	58.9%
Collocation & LLU’s	22.8	7.9	188.6%	58.3	15.1	286.1%
Interconnection charges	29.8	33.1	-10.0%	89.7	80.0	12.1%
Miscellaneous	18.3	16.7	9.6%	62.2	64.6	-3.7%
Total Other Revenues	455.5	455.0	0.1%	1,342.7	1,278.2	5.0%

Total Revenues	1,638.5	1,627.7	0.7%	4,766.5	4,687.6	1.7%

EXHIBIT VI – SEGMENT REPORTING (9M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,021.3		348.6	7.8	1,377.7
International Telephony	157.6		77.9	3.3	238.8
Mobile Telephony		1,997.4		(0.1)	1,997.3
Other	741.4	420.3	229.9	268.9	1,660.5
Total Revenues	1,920.3	2,417.7	656.4	279.9	5,274.3	(507.8)	4,766.5

Intersegment Revenues	(169.2)	(143.5)	(16.5)	(178.6)	(507.8)

Revenue from External Customers	1,751.1	2,274.2	639.9	101.3	4,766.5		4,766.5

Operating Expenses:
Payroll and employee benefits	(556.5)	(178.1)	(146.6)	(47.5)	(928.7)	0.3	(928.4)
Voluntary retirement costs	(12.2)		(36.1)		(48.3)		(48.3)
Payments to international operators	(91.7)	(27.8)	(23.2)	(65.6)	(208.3)	65.0	(143.3)
Payments to domestic telephony operators	(226.0)	(313.6)	(74.5)	(0.1)	(614.2)	130.2	(484.0)
Depreciation and amortization	(355.4)	(306.2)	(183.5)	(33.9)	(879.0)	1.0	(878.0)
Cost of equipment & prepaid cards	(75.5)	(384.9)	(40.9)	(1.1)	(502.4)	38.1	(464.3)
Other operating expenses	(353.0)	(658.0)	(138.8)	(87.8)	(1,237.6)	272.3	(965.3)
Total Operating Expenses	(1,670.3)	(1,868.6)	(643.6)	(236.0)	(4,418.5)	506.9	(3,911.6)

Operating Income	250.0	549.1	12.8	43.9	855.8	(0.9)	854.9

Operating income before depreciation, amortization and voluntary retirement costs	617.6	855.3	232.4	77.8	1,783.1	(1.9)	1,781.2
as % of Operating revenues	32.2%	35.4%	35.4%	27.8%	33.8%	0.4%	37.4%

EXHIBIT VI – SEGMENT REPORTING (9M 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2007
(€ mn)
	OTE*	Cosmote	RomTelecom	All Other*	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,135.0		400.0	7.5	1,542.5
International Telephony	147.4		87.0	6.4	240.8
Mobile Telephony		1,783.3			1,783.3
Other	722.5	467.7	162.0	254.3	1,606.5
Total Revenues	2,004.9	2,251.0	649.0	268.2	5,173.1	(485.5)	4,687.6

Intersegment Revenues	(168.0)	(133.2)	(20.4)	(163.9)	(485.5)

Revenue from External Customers	1,836.9	2,117.8	628.6	104.3	4,687.6		4,687.6

Operating Expenses:
Payroll and employee benefits	(547.3)	(153.3)	(166.9)	(53.1)	(920.6)	(0.5)	(921.1)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(110.6)	(27.2)	(19.4)	(40.6)	(197.8)	35.8	(162.0)
Payments to domestic telephony operators	(245.0)	(292.2)	(70.8)	(1.6)	(609.6)	122.8	(486.8)
Depreciation and amortization	(384.1)	(268.5)	(181.2)	(31.6)	(865.4)	0.6	(864.8)
Cost of equipment & prepaid cards	(84.8)	(427.3)	(17.1)	(1.2)	(530.4)	54.7	(475.7)
Other operating expenses	(364.0)	(605.6)	(133.1)	(90.0)	(1,192.7)	269.9	(922.8)
Total Operating Expenses	(1,757.9)	(1,774.1)	(588.5)	(218.1)	(4,338.6)	483.3	(3,855.3)

Operating Income	247.0	476.9	60.5	50.1	834.5	(2.2)	832.3

Operating income before depreciation, amortization and voluntary retirement costs	653.2	745.4	241.7	81.7	1,722.0	(2.8)	1,719.2
as % of Operating revenues	32.6%	33.1%	37.2%	30.5%	33.3%	0.6%	36.7%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the three months and nine months ended September 30, 2008 and 2007

(€ thousand)

	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Monthly service fees	190,860	157,736	21.0%	549,132	449,835	22.1%
Airtime revenues	293,423	275,111	6.7%	800,613	738,545	8.4%
Interconnection revenues	159,467	145,265	9.8%	443,815	406,719	9.1%
Roaming revenues	33,270	33,175	0.3%	54,655	59,755	-8.5%
SMS revenues and other services	54,574	41,342	32.0%	149,187	128,429	16.2%
Sales of handsets and accessories	138,504	167,617	-17.4%	403,661	445,154	-9.3%
Commission revenues	392	(283)	-	1,143	8,435	-86.4%
Οther operating revenues	5,696	5,070	12.3%	15,522	14,158	9.6%
Total Revenues	876,186	825,033	6.2%	2,417,728	2,251,030	7.4%
Revenues from telecommunication services	731,594	652,629	12.1%	1,997,402	1,783,283	12.0%

Operating Expenses:
Interconnection	(124,413)	(114,961)	8.2%	(341,445)	(319,436)	6.9%
Cost of goods	(132,635)	(159,766)	-17.0%	(385,678)	(425,538)	-9.4%
Payroll	(60,608)	(54,481)	11.2%	(179,157)	(154,177)	16.2%
Network operating costs	(33,389)	(35,963)	-7.2%	(139,741)	(132,657)	5.3%
Distribution & sales	(97,901)	(91,815)	6.6%	(276,112)	(251,162)	9.9%
Marketing & Customer care	(41,614)	(40,020)	4.0%	(122,776)	(119,814)	2.5%
General & administrative	(44,279)	(38,410)	15.3%	(93,341)	(83,188)	12.2%
Provision for doubtful accounts	(9,502)	(7,788)	22.0%	(24,392)	(19,670)	24.0%
Depreciation	(104,219)	(96,186)	8.4%	(306,241)	(268,454)	14.1%
Total Operating Expenses	(648,560)	(639,390)	1.4%	(1,868,883)	(1,774,096)	5.3%

Operating Income	227,626	185,643	22.6%	548,845	476,934	15.1%

Operating income before depreciation and amortization	331,845	281,829	17.7%	855,086	745,388	14.7%
as % of Operating revenues	37.9%	34.2%		35.4%	33.1%

COSMOTE Greece (stand alone)

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Telecommunication services fees & revenues	383,616	354,833	8.1%	1,057,048	970,637	8.9%
Interconnection revenues	94,583	93,924	0.7%	271,411	269,940	0.5%
Other operating revenues & sales of merchandising	19,459	19,796	-1.7%	48,973	53,932	-9.2%
Total Revenues	497,658	468,553	6.2%	1,377,432	1,294,509	6.4%

Total Operating Expenses	(320,813)	(303,351)	5.8%	(914,560)	(868,062)	5.4%

Operating Income	176,845	165,202	7.0%	462,872	426,447	8.5%

Operating income before depreciation and amortization	219,566	205,060	7.1%	589,444	546,664	7.8%
as % of Operating revenues	44.1%	43.8%		42.8%	42.2%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Telecommunication services fees & revenues	36,289	34,245	6.0%	96,523	90,922	6.2%
Interconnection revenues	16,156	13,976	15.6%	45,477	38,636	17.7%
Other operating revenues & sales of merchandising	909	256	255.1%	2,716	591	359.6%
Total Revenues	53,354	48,477	10.1%	144,716	130,149	11.2%

Total Operating Expenses	(23,175)	(23,700)	-2.2%	(68,404)	(67,101)	1.9%

Operating Income	30,179	24,777	21.8%	76,312	63,048	21.0%

Operating income before depreciation and amortization	35,931	31,014	15.9%	93,985	81,621	15.1%
as % of Operating revenues	67.3%	64.0%		64.9%	62.7%

GLOBUL (stand alone)

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Telecommunication services fees & revenues	82,208	77,182	6.5%	228,492	208,535	9.6%
Interconnection revenues	29,192	25,571	14.2%	80,583	69,570	15.8%
Other operating revenues & sales of merchandising	10,234	7,115	43.8%	22,765	23,085	-1.4%
Total Revenues	121,634	109,868	10.7%	331,840	301,190	10.2%

Total Operating Expenses	(92,114)	(88,413)	4.2%	(263,367)	(245,934)	7.1%

Operating Income	29,520	21,455	37.6%	68,473	55,256	23.9%

Operating income before depreciation and amortization	54,376	44,545	22.1%	140,134	117,936	18.8%
As % of Operating revenues	44.7%	40.5%		42.2%	39.2%

COSMOFON (stand alone)

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Telecommunication services fees & revenues	13,034	12,486	4.4%	34,686	33,063	4.9%
Interconnection revenues	3,838	3,685	4.2%	10,621	10,197	4.2%
Other operating revenues & sales of merchandising	696	1,074	-35.2%	2,293	3,150	-27.2%
Total Revenues	17,568	17,245	1.9%	47,600	46,410	2.6%

Total Operating Expenses	(16,870)	(15,307)	10.2%	(47,524)	(44,413)	7.0%

Operating Income	698	1,938	-64.0%	76	1,997	-96.2%

Operating income before depreciation and amortization	5,186	6,125	-15.3%	13,571	14,302	-5.1%
As % of Operating revenues	29.5%	35.5%		28.5%	30.8%

COSMOTE Romania (stand alone)

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Telecommunication services fees & revenues	60,147	29,588	103.3%	144,158	75,453	91.1%
Interconnection revenues	20,691	10,474	97.5%	50,095	24,588	103.7%
Other operating revenues & sales of merchandising	5,714	1,471	288.4%	9,104	5,113	78.1%
Total Revenues	86,552	41,533	108.4%	203,357	105,154	93.4%

Total Operating Expenses	(92,587)	(66,459)	39.3%	(248,671)	(167,691)	48.3%

Operating Loss	(6,035)	(24,926)	-75.8%	(45,314)	(62,537)	-27.5%

Operating income/(loss) before depreciation and amortization	13,248	(8,812)	-	10,552	(27,382)	-
as % of Operating revenues	15.3%	-		5.2%	-

GERMANOS

(€ thousand)	Q3’08	Q3’07%		9M’08	9M’07%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Commission Revenues	65,473	48,507	35.0%	170,633	135,448	26.0%
Sales of merchandising	191,455	207,338	-7.7%	562,762	540,429	4.1%
Other operating revenues	6,821	4,884	39.7%	16,799	12,494	34.5%
Total Revenues	263,749	260,729	1.2%	750,194	688,371	9.0%

Total Operating Expenses	(258,413)	(256,384)	0.8%	(744,758)	(673,284)	10.6%

Operating Income	5,336	4,345	22.8%	5,436	15,087	-64.0%

Operating income before depreciation and amortization	9,404	7,577	24.1%	17,176	24,199	-29.0%
as % of Operating revenues	3.6%	2.9%		2.3%	3.5%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the nine months ended September 30 2008,
in accordance with IFRS (€ thousand)

9M 2008

Basic monthly rentals	220,006
Domestic Telephony calls	128,636
Domestic Telephony	348,642
International Telephony	77,865
Other Revenues	229,883
Total Operating Revenues	656,390

Personnel (inc Voluntary Redundancy)	(182,674)
Other operating expenses	(277,358)
Depreciation and Amortization	(210,751)
Total Operating expenses	(670,783)

Operating income/(loss)	(14,393)

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended September 30, 2008 and 2007
OTE	Q3’08	Q3’07	% Change
PSTN lines	4,201,402	4,634,697	-9.3%
ISDN, 64kb equiv. lines	1,290,438	1,368,724	-5.7%
Total lines	5,491,840	6,003,421	-8.5%

ADSL subscribers	924,652	756,451	22.2%
Unbundled local loops	576,668	190,251	203.1%

COSMOTE (Greece)
Total subscribers	7,410,728	5,939,366	24.8%

AMC
Total subscribers	1,315,997	1,135,447	15.9%

GLOBUL
Total subscribers	4,019,101	3,657,250	9.9%

COSMOFON
Total subscribers	662,592	540,861	22.5%

COSMOTE ROMANIA
Total subscribers	5,246,422	2,818,059	86.2%

Employees:
-OTE	12,160	11,560	5.2%
-COSMOTE (Greece)	2,207	2,204	0.1%
-RomTelecom	10,478	12,304	-14.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 26, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer